SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 19, 2013

Commission File No.: 1-34455

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation )

Grand Place/Grote Markt 1, 1000 Brussels

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Agreements with the Department of Justice

As previously disclosed, the Antitrust Division of the United States Department of Justice (the “DOJ”), Anheuser-Busch InBev SA/NV (“ABI”), Constellation Brands, Inc. (“Constellation”), Crown Imports LLC (“Crown Imports”) and Grupo Modelo, S.A.B. de C.V. (“Modelo”), made a joint motion to the United States District Court for the District of Columbia (the “District Court”) for a limited extension of the stay of the DOJ’s action against ABI and Modelo until 23 April 2013, on the understanding that the parties had reached an agreement in principle on a proposed resolution. On 19 April 2013, ABI, Constellation and Modelo entered into a Stipulation and Order (the “Stipulation and Order”) and a Proposed Final Judgment (the “Proposed Final Judgment”) with the DOJ regarding:

•	the previously announced proposed transactions between ABI and Constellation regarding Constellation’s purchase of:

•

the 50% equity interest in Crown Imports, a joint venture between Constellation and GModelo Corporation (“Seller”), a wholly-owned subsidiary of Modelo, through which Modelo’s Mexican beer portfolio (the “Modelo Brands”) has been imported, marketed and sold in the U.S. since January 2007; and

•	Modelo’s state-of-the-art Piedras Negras brewery located in Nava, Coahuila, Mexico (the “Brewery”); and

•	certain transactions between ABI and Modelo and certain of its affiliates.

The Stipulation and Order and Proposed Final Judgment were filed in the District Court on 19 April 2013. Consistent with the agreement in principle among the parties and under the terms of the Stipulation and Order and the Proposed Final Judgment, in addition to other terms: (i) Constellation will be joined as a party to the action for the purposes of settlement and for the entry of a Final Judgment, (ii) ABI and Modelo have agreed to the prompt and certain divestiture of certain rights and assets held by them, (iii) ABI and Constellation have agreed to amend certain agreements to be executed in connection with the proposed acquisition of the equity interest in Crown Imports and the Brewery, (iv) Constellation will be obligated to build-out and expand the Brewery to a nominal capacity of at least 20 million hectoliters of packaged beer annually by 31 December 2016, and to use its best efforts to achieve certain construction milestones by specified dates, (v) the United States will have approval rights, in its sole discretion, for amendments or modifications to the agreements between ABI and Constellation, and (vi) the United States will have a right of approval, in its sole discretion, of any extension of the term of the Interim Supply Agreement (defined below) beyond three years.

Upon signing of the Stipulation and Order and Proposed Final Judgment by the District Court, ABI and Constellation will be permitted to consummate the transactions contemplated by the Purchase Agreements (as defined below). The transactions remain subject to entry of a Final Judgment by the District Court following a 60-day public comment period required by the Antitrust Procedures and Penalties Act, but the transactions can be closed pending that review. Between the signing of the Stipulation and Order and the closing of the transactions, ABI, Constellation and Modelo will be subject to the terms of the Stipulation and Order, which is intended to preserve the viability of the assets to be divested prior to the closing.

The description of the Stipulation and Order and Proposed Final Judgment are qualified in their entirety by the terms of the Stipulation and Order and Proposed Final Judgment, which are attached hereto as Exhibits 99.3 and 99.4, respectively.

Amendments to Purchase Agreements

As previously disclosed, ABI, Constellation Beers Ltd. (“Constellation Beers”), an indirect wholly-owned subsidiary of Constellation, Constellation Brands Beach Holdings, Inc. (“CBBH”), an

indirect wholly-owned subsidiary of Constellation and Constellation entered into an Amended and Restated Membership Interest Purchase Agreement (the “Crown Purchase Agreement”) pursuant to which ABI will cause Seller to sell, and Constellation Beers and CBBH will purchase, Seller’s 50% membership interest (the “Purchased Interest”) in Crown Imports. Constellation Beers currently owns the other 50% interest in Crown Imports and will purchase 98% of the Purchased Interest. CBBH will purchase the other 2% of the Purchased Interest. Upon consummation of the purchase of the Purchased Interest by Constellation Beers and CBBH, Constellation Beers will own a 99% interest in Crown Imports, CBBH will own a 1% interest in Crown Imports, and Crown Imports will become an indirect wholly-owned subsidiary of Constellation.

On 19 April 2013, and in connection with the Stipulation and Order and Proposed Final Judgment, ABI, Constellation Beers, CBBH and Constellation entered into an amendment to the Crown Purchase Agreement (the “Crown Purchase Agreement Amendment”) pursuant to which, among other things, the parties agreed to amend and restate the form of the Interim Supply Agreement (the “Interim Supply Agreement”) to be executed by ABI and Constellation at the closing of the transactions contemplated by the Crown Purchase Agreement. The modifications to the original form of the Interim Supply Agreement were made upon further negotiations of the parties and in connection with discussions with the DOJ related to the Stipulation and Order and Proposed Final Judgment. As discussed above, the Stipulation and Order and the Proposed Final Judgment provide that the United States will have a right of approval, in its sole discretion, of any extension of the term of the Interim Supply Agreement beyond three years, which would include the two one-year extensions at Crown Imports’ option in the event the planned expansion of the Brewery has not been completed prior to the third anniversary of the closing of the transactions contemplated by the Crown Purchase Agreement.

Also as previously disclosed, ABI and Constellation entered into a Stock Purchase Agreement (the “Brewery Purchase Agreement” and, together with the Crown Purchase Agreement, the “Purchase Agreements”), pursuant to which (i) Constellation agreed to purchase or cause one or more of its subsidiaries to purchase all of the issued and outstanding shares of capital stock of Compañia Cervecera de Coahuila, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico (the “Brewery Company”), and all of the issued and outstanding shares of capital stock of Servicios Modelo de Coahuila, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico (the “Service Company”), and (ii) ABI agreed to (a) cause Modelo to sell to Constellation or one or more of its subsidiaries all of the issued and outstanding shares of capital stock of the Brewery Company and the Service Company (collectively, the “Purchased Shares”), and (b) cause Marcas Modelo, S.A. de. C.V. (“Marcas Modelo”) to grant to Constellation Beers the rights described in an Amended and Restated Sub-License Agreement in the form attached as an exhibit to the Brewery Purchase Agreement (the “Sub-License Agreement”).

On 19 April 2013, and in connection with the Stipulation and Order and Proposed Final Judgment, ABI and Constellation entered into an amendment to the Brewery Purchase Agreement (the “Brewery Purchase Agreement Amendment”) pursuant to which, among other things, the parties agreed to amend and restate (a) the form of the Sub-License Agreement to be executed by Marcas Modelo and Constellation Beers at the closing of the transactions contemplated by the Brewery Purchase Agreement and (b) the form of the Transition Services Agreement to be executed by ABI and Constellation at the closing of the transactions contemplated by the Brewery Purchase Agreement (the “Transition Services Agreement”). The modifications to the original forms of the Sub-License Agreement and Transition Services Agreement were made upon further negotiations of the parties and in connection with discussions with the DOJ related to the Stipulation and Order and Proposed Final Judgment.

The description of the Crown Purchase Agreement Amendment and the form of the Interim Supply Agreement attached thereto as an exhibit and the Brewery Purchase Agreement Amendment and the forms of the Sub-License Agreement and Transition Services Agreement attached thereto as exhibits are qualified in their entirety by the terms of the Crown Purchase Agreement Amendment (and the form of the Interim Supply Agreement attached thereto as an exhibit) and the Brewery Purchase Agreement Amendment (and the forms of the Sub-License Agreement and Transition Services Agreement attached thereto as exhibits), which are attached hereto as Exhibits 99.1 and 99.2, respectively.

The Crown Purchase Agreement Amendment and the Brewery Purchase Agreement Amendment (collectively, the “Furnished Agreements”) have been filed as exhibits to this Report on Form 6-K to provide investors with information regarding their terms and are not intended to provide factual information about parties thereto, or any of their respective subsidiaries or affiliates. The representations, warranties, and covenants contained in the Furnished Agreements were made only for purposes of those agreements and as of specific dates, are solely for the benefit of the parties to the Furnished Agreements, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Furnished Agreements instead of establishing these matters as facts, and may be subject to standards of materiality and knowledge qualifiers applicable to the parties that differ from those applicable to investors. In addition, such representations and warranties were made only as of the respective dates of the Furnished Agreements or such other dates as may be specified in a Furnished Agreement. Investors should not rely on the representations, warranties, or covenants or any description thereof as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the dates of the Furnished Agreements, which subsequent information may or may not be fully reflected in ABI’s public disclosures.

EXHIBIT INDEX

Exhibit Number	Description

99.1	First Amendment to Amended and Restated Membership Interest Purchase Agreement, dated as of 19 April 2013, among Anheuser-Busch SA/NV, Constellation Beers Ltd., Constellation Brands Beach Holdings, Inc. and Constellation Brands, Inc.

99.2	First Amendment to Stock Purchase Agreement dated as 19 April 2013, between Anheuser-Busch InBev SA/NV and Constellation Brands, Inc.

99.3	Stipulation and Order among Anheuser-Busch InBev SA/NV, Constellation Brands, Inc., Grupo Modelo, S.A.B. de C.V. and the Antitrust Division of the United States Department of Justice.

99.4	Proposed Final Judgment filed with the United States District Court for the District of Columbia on 19 April 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: April 19, 2013	By:	/s/ Benoit Loore
		Name:	Benoit Loore
		Title:	VP Legal